Via Facsimile and U.S. Mail
Mail Stop 6010

May 25, 2006

Mr. Richard D. Nanula
Executive Vice President and Chief Financial Officer
Amgen, Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799

> **Re: Amgen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 000-12477**

Dear Mr. Nanula:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Policies

Product sales, sales incentives and returns, page 70

1.   Please provide to us, in disclosure-type format, the effect that reasonably likely changes in the rebate estimate as of December 31, 2005 may have on your reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. The disclosure at the bottom of page 70 where you discuss a hypothetical example of a 5% change in

revenue reduction attributable to rebates does not appear to accomplish this objective.

EPOGEN® revenue recognition, page 71

2.   Please tell us the authoritative guidance used under U.S. GAAP to recognize product sales made by Johnson & Johnson in your exclusive market and to not recognize product sales made by you in Johnson & Johnson's exclusive market. Please quantify for us the amount of revenue that you record from Johnson & Johnson and the revenue you do not record. In addition, since you have to estimate the amount of product sales made by Johnson & Johnson that you recognize please tell us, in disclosure type format, how accurate this estimate has been in the past, how much this estimate has changed in the past and whether this estimate is reasonably likely to change in the future.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

5. Financing arrangements, page 14

3.   Please provide us with additional information that outlines your accounting treatment of the convertible note hedges that you purchased concurrent with your February 2006 issuance of the 2001 and 2013 convertible notes. It is unclear from your disclosure why you have accounted for the $1.5 billion cost of the hedge as a reduction in equity. Include in your analysis how your accounting treatment complies with GAAP including the applicability of the provisions of SFAS No. 133 and EITF No. 00-19.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant